UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes __   No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: December 10, 2003

By _____

       Name: Marcos Grodetzky
       Title: Investor Relations Officer

TELEMAR ISSUES US$300 MILLION BOND WITH 8% ANNUAL COUPON

Rio de Janeiro, December 10, 2003 — TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE:TNE; Ibovespa: TNLP3 and TNLP4), a leading Brazilian public telecommunications company and parent company of Telemar Norte Leste, Oi and Contax, concluded a US$300 million offering of ten-year bonds with an annual coupon of 8.0%, which represents a return of 8.25% annually. This rate is 35 basis points below that of the sovereign bond with a similar term.

The issue has interest payments over the first 18 months insured against political risk and has a pre-payment clause that allows it to be called starting in the fifth year. JP Morgan managed the offering.

For more information, please contact:

TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) **55 21 3131 1208**

Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314

Fax: 55 21 3131 1155

GLOBAL CONSULTING GROUP
Kevin Kirkeby (kkirkeby@hfgcg.com)

Mariana Crespo (mcrespo@hfgcg.com)

Tel: 1 **646.284.9416**
Fax: 1 **646.284.9494**